UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

NGM BIOPHARMACEUTICALS, INC.

(Name of Subject Company)

NGM BIOPHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62921N 105

(CUSIP Number of Class of Securities)

David J. Woodhouse, Ph.D.

Chief Executive Officer

NGM Biopharmaceuticals, Inc.

333 Oyster Point Boulevard

South San Francisco, California 94080

(650) 243-5555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Valerie Pierce Senior Vice President, General Counsel and Chief Compliance Officer NGM Biopharmaceuticals, Inc. 333 Oyster Point Boulevard South San Francisco, California 94080 (650) 243-5555	Keith Flaum Hogan Lovells US LLP 855 Main Street Suite 200 Redwood City, California 94063 (650) 463-4000	Richard Aftanas Hogan Lovells US LLP 390 Madison Avenue New York, New York 10017 (212) 918-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF THE AMENDMENT

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends the Schedule 14D-9 previously filed by NGM Biopharmaceuticals, Inc., a Delaware corporation (“NGM Bio” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 8, 2024, with respect to the tender offer by Atlas Neon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Atlas Neon Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share of NGM Bio (other than the Rollover Shares (as defined in the Merger Agreement)), for $1.55 per share in cash (the “Offer Price”). The tender offer is being made subject to all terms and conditions set forth in the Offer to Purchase, dated March 8, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitutes the “Offer”), which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the SEC on March 8, 2024.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

SPECIAL FACTORS—THE SOLICITATION OR RECOMMENDATION

The section titled “Special Factors—The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding, immediately prior to the final paragraph on page 33 under the heading “—Reasons for the Recommendation; Fairness of the Offer,” the following paragraphs:

“Neither the Special Committee nor the non-recused members of the Company Board specifically considered the liquidation value or the net book value of the Company in its evaluation of the Transactions. The view of the Special Committee and the non-recused members of the Company Board is that the Company’s value is derived from the probability-adjusted cash flows to be generated from its expected revenue-producing products under development, so each of the Special Committee and the non-recused members of the Company Board based its assessment of the Offer Price and the Merger Consideration on the value of the business as a going concern rather than from the value of assets that might be realized in a liquidation or from net book value, which is significantly influenced by historical costs and does not take into account the prospects of the Company, market conditions, trends in the industry in which the Company operates or the business and execution risks inherent in the industry.

Neither the Special Committee nor the non-recused members of the Company Board are aware of any firm offers by any unaffiliated person during the past two years for (1) the merger or consolidation of the Company with or into another company, or vice versa; (2) the sale or transfer of all or any substantial part of the assets of the Company; or (3) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.”

2.	By deleting the text on page 53 under the heading “—Legal Proceedings” and replacing it in its entirety with the following paragraphs:

“NGM Bio has received demand letters from 15 purported stockholders of the Company regarding the Schedule 14D-9 (the “Demand Letters”). The Demand Letters generally allege that the Schedule 14D-9 contains untrue statements of material fact and omits material information in violation of sections 14(d)(4), 14(e) and 20(a) of the Exchange Act, and request that NGM Bio disseminate corrective disclosures.

NGM Bio cannot predict the outcome of each Demand, nor can NGM Bio predict the amount of time and expense that will be required to resolve each Demand. NGM Bio believes that the current cases are without merit and that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable law. It is possible that additional similar demands could be made in connection with the Transaction or that lawsuits may be filed against the Company, Company Board, Parent and/or Purchaser. If any additional demands are made or complaints are filed, absent new or significantly different allegations, NGM Bio will not necessarily disclose such additional filings.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: March 22, 2024

NGM Biopharmaceuticals, Inc.

By:	/s/ David Woodhouse
Name:	David J. Woodhouse, Ph.D.
Title:	Chief Executive Officer and Director